UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SharpLink Gaming Ltd.
(formerly Mer Telemanagement Solutions Ltd.)
(Exact name of registrant as specified in its charter)

Israel	N/A
(Province or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

333 Washington Ave. N, Suite 104
Minneapolis, MN 55401
(612) 293-0619
(Address and telephone number of Registrant’s principal executive offices)

SharpLink Gaming Ltd. 2021 Equity Incentive Plan
 (Full Titles of the Plans)

SharpLink Gaming Ltd.
Attn: Rob Phythian
333 Washington Ave. N, Suite 104
Minneapolis, MN 55401

(612) 293-0619
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mitchell S. Nussbaum, Esq.
Tahra T. Wright, Esq.
Janeane R. Ferrari, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Tel: (212) 407-4000
Fax: (212) 407-4990

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Registration Statement on Form S-8 is filed by SharpLink Gaming Ltd. (the “Registrant”) for the purpose of registering Registrant’s additional ordinary shares, NIS 0.06 per share (the “Ordinary Shares”) under the SharpLink Gaming Ltd. 2021 Equity Incentive Plan (as amended, the “2021 Plan”). The Board of Directors of the Registrant approved an amendment (the “Amendment”) on July 18, 2022 to increase the number of shares available for issuance under the 2021 Plan by an additional 3,100,000 Ordinary Shares, so that the Registrant will be entitled to issue up to 5,436,632 Ordinary Shares under the 2021 Plan. The shareholders of the Registrant approved the Amendment on September 8, 2022 at the Registrant’s annual general meeting. This Registration Statement registers an aggregate of 3,100,000 additional Ordinary Shares available for issuance under the 2021 Plan as a result of the Amendment.

Pursuant to General Instruction E of Form S-8, the contents of the Registration Statements on Form S-8 of the Registrant filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2021 (Registration No. 333-260190), including any amendments thereto or filings incorporated therein, are incorporated herein by this reference to the extent not replaced hereby.

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

The documents containing the information specified in “Item 1. Plan Information” and “Item 2. Registrant Information and Employee Plan Annual Information” of Form S-8 will be sent or given to participants in the 2021 Plan as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be, and are not, filed with the Commission either as part of this Registration Statement or as a prospectus or prospectus supplement pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this registration statement the following documents and information previously filed with the Commission:

●	The Registrant’s Annual Report on Form 20-F, as filed on May 16, 2022, including any amendments thereto;

●
The description of the Registrant’s capital stock which is contained in the Company’s Registration Statement on Form F-3 (File No. 333-266292), as filed on July 22, 2022 and amended on August 5, 2022, including any amendments or supplements thereto; and

●
The Registrant’s Reports of Foreign Private Issuers on Form 6-K, as filed on July 22, 2022, July 28, 2022, August 17, 2022, September 8, 2022, September 13, 2022, October 7, 2022 and November 8, 2022, respectively.

In addition, all documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered by this registration statement have been sold or that deregisters all securities then remaining unsold will be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the date of filing of such document.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein), modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

Not applicable

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions.

Insurance of Office Holders

Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and (iii) a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.

Israeli law provides that a company’s articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, the Registrant’s office holders must be approved by the Registrant’s compensation committee and the Registrant’s board of directors and, if the office holder is a controlling shareholder, director or a chief executive officer, also by the Registrant’s shareholders.

The Registrant’s Articles of Association allow the Registrant to insure, indemnify and exempt the Registrant’s office holders, to the fullest extent permitted by the provisions of the Israeli Companies Law. The Registrant has provided several of the Registrant’s directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of the Registrant, in an aggregate amount not to exceed $3 million.

At a shareholders meeting held on September 24, 2020, the Registrant’s shareholders previously approved the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of the Registrant’s directors’ and officers’ liability insurance policy for all directors and officers of the Registrant and its subsidiaries, who may serve from time to time (including the Registrant’s Chief Executive Officer) (the “New Policy”), as follows: (i) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; (ii) the Registrant’s Compensation Committee determines that the New Policy is on market terms; and (iii) any New Policy may not be entered into after 2023. No further approval of the Registrant’s shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions.

At the Extraordinary General Meeting in July 2021, the Registrant’s shareholders also approved the Registrant’s Updated Compensation Policy, which authorizes the Registrant to purchase insurance policies (including run-off policies) to cover the liability of directors and officers that are currently in office and that shall be in office from time to time, including directors and officers that may be controlling shareholders or affiliated therewith, within the following limits: the maximum aggregate coverage of liability pursuant to the policies shall be not more than US$15 million for each year, including coverage for both the Company and officers and directors directly (e.g., so called “Side A” coverage). The Updated Compensation Policy further provides that the Registrant’s Compensation Committee shall be authorized to increase the coverage purchased, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law and that the authority to approve the purchase of such insurance policies shall be vested by the Registrant’s Compensation Committee, provided that the premium for each policy, the maximum deductible and the terms of the contract are consistent with market conditions and will not materially affect the Registrant’s profits, property or liabilities. Following the expiration of the Registrant’s previous policy, the Registrant acquired a new directors’ and officers’ policy with liability coverage of $5.0 million, and additional side A (only) coverage of $5.0 million, commencing July 26, 2021.

Administrative Sanctions

The Israeli Securities Authority is authorized to impose administrative sanctions against companies like the Registrant’s and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1.0 million (currently equivalent to approximately $293,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable fine, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

Only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Exhibit No.	Description
5.1	Opinion of S. Friedman, Abramson & Co. (filed herewith)

23.1	Consent of RSM US LLP (filed herewith)

23.3	Consent of S. Friedman, Abramson & Co. (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page hereof)

99.1	SharpLink Gaming Ltd. 2021 Equity Incentive Plan, as amended (filed herewith)

107	Filing fee table (filed herewith)

Item 9.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on December 1, 2022.

SHARPLINK GAMING LTD.

By:	/s/ Rob Phythian
Rob Phythian Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of SharpLink Gaming Ltd. hereby appoint Rob Phythian and Robert DeLucia as attorneys-in-fact for the undersigned, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-8 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rob Phythian	Chief Executive Officer, Director	December 1, 2022
Rob Phythian	(Principal Executive Officer)

/s/ Robert DeLucia	Chief Financial Officer	December 1, 2022
Robert DeLucia	(Principal Financial and Accounting Officer)

/s/ Joseph Housman	Chairman of the Board	December 1, 2022
Joseph Housman

/s/ Chris Nicholas	Chief Operating Officer and Director	December 1, 2022
Chris Nicholas

/s/ Paul Abdo	Director	December 1, 2022
Paul Abdo

/s/ Thomas Doering	Director	December 1, 2022
Thomas Doering

/s/ Adrienne Anderson	Outside Director	December 1, 2022
Adrienne Anderson

/s/ Scott Pollei	Outside Director	December 1, 2022
Scott Pollei